June 13, 2007

The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.


WALL ST
BROAD ST

Domestic Markets in Review: May 2007

U.S. stock market indices posted strong gains again in May, driven by the same factors that drove the market in April: solid profit growth, strong global mergers and acquisitions activity, aggresive stock buybacks and signs of a recovery in business investment. Stock indexes, with the exception of the NASDAQ OTC Composite, reached record levels. Conversely, fixed income markets experienced negative returns stemming from stronger economic news and reduced expectations of Fed easing.

Sit Fund Named Best Minnesota Municipal Debt Fund


LIPPER FUND AWARDS
US 2007

Lipper has named the Sit Minnesota Tax-Free Income Fund the 2007 Best Minnesota Municipal Debt Fund.

- Sit Minnesota Tax-Free Income Fund Overview

May Performance Returns Available

Sit Mutual Funds' May 2007 performance returns are available. To view the results go to the Performance page.

First Quarter 2007 Fund Information

In-depth statistical information about the Funds' performance and portfolio structure is available as of the first quarter.


TwinCities BUSINESS
The Journey of GENE SIT

Twin Cities Business Magazine features Chairman and Chief Investment Officer Gene Sit in a recent issue.

- Printable Version

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Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.